SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

BUILDERS FIRSTSOURCE, INC.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

12008R-10-7

(CUSIP Number)

Robert B. Knauss, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12008R-10-7

1	NAME OF REPORTING PERSONS. Warburg Pincus Private Equity IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e). ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions). ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 12008R-10-7

1	NAME OF REPORTING PERSONS. Warburg Pincus IX GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e). ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions). ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 12008R-10-7

1	NAME OF REPORTING PERSONS. WPP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e). ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions). ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 12008R-10-7

1	NAME OF REPORTING PERSONS. Warburg Pincus Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e). ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions). ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 12008R-10-7

1	NAME OF REPORTING PERSONS. Warburg Pincus Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e). ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions). ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 12008R-10-7

1	NAME OF REPORTING PERSONS. Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e). ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions). ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 12008R-10-7

1	NAME OF REPORTING PERSONS. Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e). ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions). ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 12008R-10-7

1	NAME OF REPORTING PERSONS. Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e). ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions). ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 12008R-10-7

1	NAME OF REPORTING PERSONS. Joseph P. Landy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e). ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,863,266
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,863,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,863,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions). ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

The Reporting Persons previously filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on March 2, 2006, as amended by Amendment No. 1 thereto filed with the SEC on December 8, 2006 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on March 14, 2008 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on September 1, 2009 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on October 26, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on January 22, 2010 (“Amendment No. 5”), and Amendment No. 6 thereto filed with the SEC on June 24, 2010 (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6 are collectively referred to herein as the “Original Schedule 13D”). As disclosed in Amendment No. 6 to the Original Schedule 13D, the Reporting Persons determined to no longer file amendments to the Original Schedule 13D jointly with the JLL Reporting Persons (as defined in the Original Schedule 13D). Accordingly, the Reporting Persons filed a separate Schedule 13D with the SEC on March 16, 2012, as amended by Amendment No. 1 thereto filed with the SEC on April 17, 2012, as amended by Amendment No. 2 thereto filed with the SEC on June 19, 2012, as amended by Amendment No. 3 thereto filed with the SEC on April 15, 2015 (the “Schedule 13D”). Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons are filing this Amendment No. 4 to the Schedule 13D. All capitalized terms used herein but not defined shall have the meaning set forth in the Schedule 13D.

Item 2. Identity and Background

Item 2(a) is hereby amended and supplemented by adding the following at the end thereof:

This Amendment No. 4 is filed by (i) Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”); (ii) Warburg Pincus IX GP L.P., a Delaware limited partnership (“WP IX GP”), the general partner of WP IX; (iii) WPP GP LLC, a Delaware limited liability company (“WPP GP”), the general partner of WP IX GP; (iv) Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), the sole member of WPP GP; (v) Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP”), the general partner of WP Partners; (vi) Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WP Partners GP; (vii) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which manages WP IX; and (viii) Charles R. Kaye and Joseph P. Landy, who are Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the entities listed in clauses (i) through (vii). Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by such entities listed in clauses (i) through (vii). WP IX, WP IX GP, WPP GP, WP Partners, WP Partners GP, WP, WP LLC, Mr. Kaye and Mr. Landy collectively are referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)-3 of the Securities Exchange Act, as amended (the “Exchange Act”). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with rule 13d-1(k)(1) of the Exchange Act is attached hereto as Exhibit A.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On July 29, 2015, WP IX entered into an underwriting agreement (the “Underwriting Agreement”) with the Company and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Citigroup Global Markets Inc., as representatives of the underwriters (the “Underwriters”), relating to the previously announced public offering by the Company of 8,000,000 shares of Common Stock of the Company and secondary offering by WP IX of 4,000,000 shares of Common Stock of the Company. In connection with the offering, the Underwriters have also exercised an option granted pursuant to the Underwriting Agreement to purchase an additional 1,200,000 and 600,000 shares, respectively. The offering is expected to close on or about July 31, 2015, subject to customary closing conditions.

Pursuant to the Underwriting Agreement, the Company and WP IX agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities and to pay certain expenses associated with the offering. The offering of the shares of Common Stock of the Company described above is registered under the Securities Act, of 1933, as amended (the “Securities Act”), pursuant to registration statements on Form S-3, as amended, including the prospectus dated July 24, 2015, the prospectus dated November 26, 2014, the preliminary prospectus supplement dated July 27, 2015 and a final prospectus supplement dated July 29, 2015.

Also on July 29, 2015, WP IX entered into a letter agreement (the “Lock-Up Agreement”) with the Underwriters, pursuant to which, subject to certain exceptions, WP IX will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Common Stock of the Company without, in each case, the prior written consent of Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. for a period beginning on the date of such Lock-Up Agreement and continuing for sixty (60) days after the date of the final prospectus used to sell shares of Common Stock of the Company pursuant to the Underwriting Agreement.

The foregoing description of the Underwriting Agreement and the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement and the Lock-Up Agreement, copies of which are attached hereto as Exhibit B and Exhibit C, respectively, and incorporated by reference herein.

As of the date of this Amendment No. 4, except as set forth in this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in any of the actions identified in Item 4(a) through Item 4(j).

Item 5. Interest in Securities of the Issuer

Section (a), Section (b), and Section (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) By virtue of its direct ownership of 24,863,266 shares of Common Stock of the Company, WP IX may be deemed to be the beneficial owner of 24,863,266 shares of Common Stock of the Company, which represents 25.0% of the outstanding shares of Common Stock of the Company. The percentages used in this Schedule 13D are calculated based upon a total of 99,326,375 shares of Common Stock of the Company issued and outstanding as of July 20, 2015, as disclosed in a prospectus supplement filed with the SEC on July 27, 2015, by the Company pursuant to Rule 424(b)(3) under the Securities Act.

(b) Each of WP IX GP, WPP GP, WP Partners, WP Partners GP, WP and WP LLC may be deemed to share with WP IX, the power to vote or to direct the vote and to dispose or to direct the disposition of the 24,863,266 shares of Common Stock of the Company, which WP IX may be deemed to beneficially own as of the date of this filing. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Chief Executive Officers of WP LLC and may be deemed to control the other Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by WP IX. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person, other than WP IX, or any of its affiliates is the beneficial owner of any shares of Common Stock of the Company for purposes of Section 13(d) of the Exchange Act or for any other purpose. As a result of the voting arrangements set forth in the Stockholders’ Agreement (as defined in the Original Schedule 13D), JLL Holdings (as defined in the Original Schedule 13D) and the Reporting Persons may be deemed to have formed a group for purposes of Section 13(d) of the Exchange Act. Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock of the Company beneficially owned by the JLL Reporting Persons.1

[1]	As of April 15, 2015, as disclosed in Amendment No. 7 to the Original Schedule 13D, the JLL Reporting Persons beneficially owned 24,344,584 shares of Common Stock, which represents 24.5% of the outstanding shares of Common Stock, based upon a total of 99,326,375 shares of Common Stock of the Company issued and outstanding as of July 20, 2015, as disclosed in a prospectus supplement filed with the SEC on July 27, 2015, by the Company pursuant to Rule 424(b)(3) under the Securities Act.

(c) During the last sixty (60) days there were no transactions in the Common Stock of the Company effected by the Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

The information provided in Item 4 of this Amendment No. 4 is incorporated by reference to this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, dated as of July 30, 2015.

Exhibit B	Underwriting Agreement, dated as of July 29, 2015.

Exhibit C	Lock-Up Agreement, dated July 29, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2015	WARBURG PINCUS PRIVATE EQUITY IX, L.P.
By: Warburg Pincus IX GP L.P., its General Partner
By: WPP GP LLC, its General Partner
By: Warburg Pincus Partners, L.P., its Managing Member
By: Warburg Pincus Partners GP LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

Dated: July 30, 2015	WARBURG PINCUS IX GP L.P.
By: WPP GP LLC, its General Partner
By: Warburg Pincus Partners, L.P., its Managing Member
By: Warburg Pincus Partners GP LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

Dated: July 30, 2015	WPP GP LLC
By: Warburg Pincus Partners, L.P., its Managing Member
By: Warburg Pincus Partners GP LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

Dated: July 30, 2015	WARBURG PINCUS PARTNERS, L.P.
By: Warburg Pincus Partners GP LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

Dated: July 30, 2015	WARBURG PINCUS PARTNERS GP LLC
By: Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

Dated: July 30, 2015	WARBURG PINCUS & CO.

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Partner

Dated: July 30, 2015	WARBURG PINCUS LLC

	By:	/s/ Robert B. Knauss
		Name:	Robert B. Knauss
		Title:	Managing Director

Dated: July 30, 2015	CHARLES R. KAYE

	By:	/s/ Robert B. Knauss
		Name:	Charles R. Kaye
		By:	Robert B. Knauss, Attorney-in-Fact*

Dated: July 30, 2015	JOSEPH P. LANDY

	By:	/s/ Robert B. Knauss
		Name:	Joseph P. Landy
		By:	Robert B. Knauss, Attorney-in-Fact*

*	The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum, Inc. (f/k/a Laredo Petroleum Holdings, Inc.) and is hereby incorporated by reference.